UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2025

Commission File Number: 001-38652

X Financial

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

7-8F, Block A, Aerospace Science and Technology Plaza

No. 168, Haide Third Avenue, Nanshan District

Shenzhen, 518067, the People’s Republic of China

+86-755-86282977

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): ☐

X Financial (NYSE: XYF) (the “Company”) today announced to hold the Annual Shareholders Meeting on December 18, 2025.

The Company’s Annual Shareholders Meeting will be held on December 18, 2025, at 10:00 a.m. local time. The meeting will take place at 7/F – 8/F, Block A, Aerospace Science and Technology Plaza, No. 168 Haide Third Avenue, Nanshan District, Shenzhen, China, 518067.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated November 18, 2025 titled “X Financial to Hold Annual General Meeting on December 18, 2025”
99.2	Notice of Annual General Meeting of Shareholders of X Financial to be held on December 18, 2025 (the “2025 AGM”)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

X Financial

	By:	/s/ Yue (Justin) Tang
	Name:	Yue (Justin) Tang
	Title:	Chairman and Chief Executive Officer

Date: November 18, 2025